Exhibit (a)(9)
December [_], 2008

Subject: Presentation Re Stock Option Repurchase Offer

Dear Power Integrations Employee:
     Pursuant to our email to you dated December          , 2008 regarding the Power Integrations, Inc. stock option repurchase offer, please note that a presentation regarding the stock option repurchase offer will be held at [                  ] on December          , 2008.
     The slide presentation and the other offering materials describing in detail the offer to repurchase your eligible options were filed with the Securities and Exchange Commission on December 3, 2008 and amended on December 8, 2008, and were previously sent to you.
     If you believe you have not received the necessary documentation in connection with the tender offer, or if you have any questions about the documentation you have received, please contact Power Integrations by email at to@powerint.com, or via mail or courier to Power Integrations, Inc., 5245 Hellyer Avenue, San Jose, California 95138-1002, Attn: George Donnelly.